SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                        SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT
                           OF 1934

                   VANGUARD AIRLINES, INC.
                      (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.001 PER
                            SHARE
               (Title of Class of Securities)

                         92201B 10 9
                       (CUSIP Number)

                   J.F. Shea Company, Inc.
                     Edmund H. Shea, Jr.
                        John F. Shea
                        Peter O. Shea
                      James G. Shontere
                    655 Brea Canyon Road
                  Walnut, California 91789
                       (909) 594-9500
             (Name, Address and Telephone Number
              of Persons Authorized to Receive
                           Notices
                     and Communications)

                       with copies to:

                   Brian S. Gillman, Esq.
                   Vanguard Airlines, Inc.
                        7000 Squibb Road, 3rd
                            Floor
                    Mission, Kansas 66202
                       (913) 789-1388

                MAY 16, 1998 AND MAY 20, 1998
                (Date of Event which Requires
                  Filing of this Statement)
If the filing person has previously
filed  a statement on Schedule  13G
to  report the acquisition which is
the  subject of this Schedule  13D,
and is filing this schedule because
of  Rule 13d-1(b)(3) or (4),  check
the following box. ___

SCHEDULE 13D
CUSIP NO.    92201B 10 9
1  NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON (ENTITIES ONLY)
J.F. Shea Company, Inc.
      94-1530032

2  CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(a) __   Not Applicable
(b) X

3  SEC USE ONLY

4  SOURCE OF FUNDS       OO

5   CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or (e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION    Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH:
7  SOLE VOTING POWER     24,340,910

8  SHARED VOTING POWER   0

9  SOLE DISPOSITIVE POWER     24,340,910

10 SHARED DISPOSITIVE POWER   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
24,340,910

12  CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
     __ Not Applicable

13 PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)      31.36%

14 TYPE OF REPORTING PERSON   CO

SCHEDULE 13D
CUSIP NO.    92201B 10 9

1    NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON (ENTITIES ONLY)
Edmund H. Shea, Jr.
###-##-####

2    CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP
(a) __     Not Applicable
(b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS    PF

5   CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION      UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH:

7  SOLE VOTING POWER    365,000

8  SHARED VOTING POWER  24,430,910

9  SOLE DISPOSITIVE POWER    365,000

10 SHARED DISPOSITIVE POWER  24,430,910

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING
PERSON     24,795,910

12  CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
__     Not Applicable

13 PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)     31.86%

14 TYPE OF REPORTING PERSON  IN

SCHEDULE 13D
CUSIP NO.    92201B 10 9

1    NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON (ENTITIES ONLY)
John F. Shea
###-##-####

2    CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP
(a) __     Not Applicable
(b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS    PF

5   CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH:

7  SOLE VOTING POWER    -0-

8  SHARED VOTING POWER  24,340,910*
(See Item 5 below)

9  SOLE DISPOSITIVE POWER    -0-

10 SHARED DISPOSITIVE POWER  24,340,910*
(See Item 5 below)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
24,340,910* (See Item 5 below)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
__ Not Applicable

13 PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)      31.36%

14 TYPE OF REPORTING PERSON  IN

SCHEDULE 13D
CUSIP NO.    92201B 10 9

1    NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON (ENTITIES ONLY)
Peter O. Shea, Jr.
###-##-####

2    CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP
(a) __     Not Applicable
(b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS    PF

5   CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH:

7  SOLE VOTING POWER    -0-

8  SHARED VOTING POWER  24,340,910*
(See Item 5 below)

9  SOLE DISPOSITIVE POWER    -0-

10 SHARED DISPOSITIVE POWER  24,340,910*
(See Item 5 below)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON     24,340,910*
(See Item 5 below)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES __ Not
Applicable

13 PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)      31.36%

14 TYPE OF REPORTING PERSON  IN

SCHEDULE 13D
CUSIP NO.    92201B 10 9

1    NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON (ENTITIES ONLY)
James G. Shontere

2    CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP
(a) __     Not Applicable
(b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS    PF

5   CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH:

7  SOLE VOTING POWER   -0-

8  SHARED VOTING POWER 24,340,910*
(See Item 5 below)

9  SOLE DISPOSITIVE POWER   -0-

10 SHARED DISPOSITIVE POWER
24,340,910* (See Item 5 below)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 24,340,910*
(See Item 5 below)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES
__ Not Applicable

13  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)  31.36%

14 TYPE OF REPORTING PERSON IN

ITEM 1.  SECURITY AND ISSUER.

   This Schedule 13D relates to
the common stock, par value $0.001
per share (the "Common Stock"), of
Vanguard Airlines, Inc., a Delaware
corporation (the "Issuer"), which
has its principal executive offices
at the Kansas City International
Airport, 30 N.W. Rome Circle -
Mezzanine Level, Kansas City,
Missouri 64153.

ITEM 2.  IDENTITY AND BACKGROUND.

   (a), (b) and (c)   This
        Schedule 13D is filed on
        behalf of J.F. Shea
        Company, Inc. ("JFSCI"),
        John F. Shea, Edmund H.
        Shea, Jr. And Peter O.
        Shea (collectively, the
        "Reporting Persons").

          JFSCI is a Nevada
     corporation whose principal
     business is construction, land
     development and venture
     capital investment.  Its
     business address is 655 Brea
     Canyon Road, Walnut,
     California 91789.  The names
     of the executive officers and
     directors of JFSCI, their
     addresses, citizenship and
     principal occupations are as
     follows:

NAME AND                                         PRINCIPAL
OFFICE              BUSINESS                     OCCUPATION /
HELD                ADDRESS          CITIZEN     EMPLOYMENT

John F. Shea        655 Brea Canyon Rd. USA      President of
President and       Walnut, CA 91789             JFSCI
Director

Edmund H. Shea, Jr. 655 Brea Canyon Rd.  USA     Vice President of
Vice President and  Walnut, CA 91789             JFSCI
Director

Peter O. Shea       655 Brea Canyon Rd.  USA     Vice President of
Vice President and  Walnut, CA 91789             JFSCI
Director

James G. Shontere   655 Brea Canyon Rd.  USA     Secretary/
Secretary/Treasurer  Walnut, CA 91789            Treasurer of
and Director                                     JFSCI


   (d)        To the best
          knowledge of the
          Reporting Persons, during
          the past five years, none
          of the entities or
          individuals identified in
          this Item 2 have been
          convicted in a criminal
          proceeding (excluding
          traffic violations or
          similar misdemeanors).

   (e)   To the best knowledge of
          the Reporting Persons,
          during the past five
          years, none of the
          entities or individuals
          identified in this Item 2
          has been a party to a
          civil proceeding of a
          judicial or
          administrative body of
          competent jurisdiction
          and therefore was not and
          is not subject to a
          judgment, decree or final
          order enjoining future
          violations of, or
          prohibiting or mandating
          activities subject to,
          federal or state
          securities laws or
          finding any violation
          with respect to such
          laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS
OR OTHER CONSIDERATION.

   On March 20, 1998, Vanguard
Airlines, Inc. (the "Issuer")
completed a $3,023,620 private
placement (the "Private Placement")
of 302,362 units of securities,
with each unit consisting of one
share of Series A Preferred Stock
and forty (40) redeemable common
stock purchase warrants (each, a
"Warrant"), for $10.00 per unit.
Each Warrant entitles the
registered holder to purchase one
share of Common Stock, between
July 15, 1998 and March 20, 2005,
at an exercise price of $0.55.
Each share of Series A Preferred
Stock is initially convertible into
twenty (20) shares of the Company's
Common Stock at any time after
July 15, 1998.  On March 20, 1998,
JFSCI purchased 151,200 units in
the Private Placement.  The 151,200
units purchased consisted of
151,200 shares of Series A
Preferred Stock of the Issuer and
6,048,000 Warrants.  The $1,512,000
purchase price was paid by the
discharge of various notes issued
by the Issuer in favor of JFSCI, in
a face amount totaling $1,512,000,
bearing interest at 9% per annum,
payable on demand.

   Also on March 20, 1998, the
Issuer exchanged outstanding demand
notes previously issued to J.F.
Shea Co., Inc. for a new note in
the principle amount of
$2,776,682.99.  Such note
automatically converted into the
number of shares of Common Stock
obtained by dividing the
outstanding principal balance and
all accrued interest by $0.50 upon
the filing of the Issuer's Amended
and Restated Certificate of
Incorporation

increasing the Issuer's authorized
Common Stock. The note was
converted on May 20, 1998 into
6,745,816 shares of Common Stock.

   Although the transactions
described above occurred on March
20, 1998, the Series A Preferred
Stock is not convertible, and the
warrants are not exercisable, until
July 15, 1998.  In addition, the
Issuer's annual meeting of
stockholders occurred on May 15,
1998 at which the stockholders
approved an amendment to the
Issuer's Amended and Restated
Certificate of Incorporation,
whereby the Issuer's authorized
shares was increased.  This
amendment was filed and became
effective as of May 20, 1998 at
which time the Common Stock
underlying the demand note
described above were deemed to be
beneficially owned by the Reporting
Persons.  Therefore, pursuant to
Rule 13d-3(1)(i) under the
Securities Exchange Act of 1934, as
amended (the "Exchange Act"), the
shares of Common Stock underlying
such Series A Preferred Stock and
warrants were not beneficially
owned prior to May 16, 1998 (sixty
days prior to the date on which
they become exercisable) and the
Common Stock underlying the demand
note were not beneficially owned
prior to May 20, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

   The Reporting Persons purchased
the securities to retain or
increase their respective equity
interests in the Issuer.  Depending
upon market conditions and other
factors, the Reporting Persons may
acquire additional securities of
the Issuer, in the open market, in
privately negotiated transactions
or otherwise.  Alternatively,
depending upon market conditions
and other factors, the Reporting
Persons may, from time to time,
dispose of some or all of the
securities of the Issuer.

      Although the Reporting
Persons reserve the right to
develop plans or proposals in the
future with respect to the
following items, except as set
forth above at the present time
they have no plans or proposals
that relate to or would result in
any of the following:

          (a)  the acquisition by
          any person of additional
          securities of the Issuer,
          or the disposition of
          securities of the Issuer;

          (b)  an extraordinary
          corporate transaction,
          such as a merger,
          reorganization or
          liquidation, involving
          the Issuer or any of its
          subsidiaries;

          (c)  a sale or transfer
          of a material amount of
          assets of the Issuer or
          any of its subsidiaries;

          (d)  any change in the
          present board of
          directors or management
          of the Issuer, including
          any plans or proposals to
          change the number or term
          of directors or to fill
          any existing vacancies on
          the board;

          (e)  any material change
          in the present
          capitalization or
          dividend policy of the
          Issuer;

          (f)  any other material
          change in the Issuer's
          business or corporate
          structure;

          (g)  changes in the
          Issuer's charter, bylaws
          or instruments
          corresponding thereto or
          other actions which may
          impede the acquisition of
          control of the Issuer by
          any person;

          (h)  causing a class of
          securities of the Issuer
          to be delisted from a
          national securities
          exchange or to cease to
          be authorized to be
          quoted in an inter-dealer
          quotation system of a
          registered national
          securities association;

          (i)  a class of equity
          securities of the Issuer
          becoming eligible for
          termination of
          registration pursuant to
          Section 12(g)(4) of the
          Securities Exchange Act
          of 1934; or

          (j)  any action similar
          to any of those
          enumerated in (a) through
          (i) above.

ITEM 5.  INTEREST IN SECURITIES OF
THE ISSUER.

     (a)  As of May 20, 1998, JFSCI
          held and beneficially
          owned 24,340,910 shares
          of Common Stock, which
          represented approximately
          31.36% of the sum of the
          66,841,055 shares of
          Common Stock then
          outstanding, the
          3,024,000 shares of
          Common Stock issuable
          upon the conversion of
          the Series A Preferred
          Stock and the 7,750,500
          Warrants held by JFSCI.
          As of May 20, 1998, Mr.
          Edmund Shea beneficially
          owned a total of 455,000
          shares of Common Stock.
          Mr. Edmund Shea, Mr.
          Peter Shea, Mr. John Shea
          and James Shontere may be
          deemed to be the
          beneficial owners of the
          24,340,910 shares of
          Common Stock owned by
          JFSCI by virtue of their
          stock ownership in JFSCI
          and their position as a
          director and executive
          officer of JFSCI.  The
          24,795,910 shares of
          Common Stock Mr. Edmund
          Shea may be deemed to
          beneficially own
          represents approximately
          31.86% of the sum of the
          66,841,055 shares of
          Common Stock outstanding
          as of May 20, 1998, the
          7,750,500 Warrants held
          by JFSCI, the 3,024,000
          shares of Common Stock
          issuable upon the
          conversion of the
          Series A Preferred Stock,
          and the Option for
          200,000 shares held by
          Mr. Edmund Shea.  Of the
          24,795,910 shares of
          Common Stock Mr. Edmund
          Shea may be deemed to
          beneficially own
          24,340,910 shares are
          held by JFSCI, of which
          Mr. Edmund Shea is a
          director, executive
          officer and stockholder,
          200,000 shares are held
          by Mr. Edmund Shea in the
          form of an immediately
          exercisable option,
          90,000 shares are held by
          the E & M R.P. Trust, a
          California trust (the
          "Trust"), of which Mr.
          Edmund Shea is a trustee,
          and 90,000 shares are
          held by Siam, of which
          the Trust is the general
          partner.  Mr. Edmund Shea
          disclaims beneficial
          ownership of the shares
          held by Siam, except to
          the extent of the
          Trust's interest in Siam.
          The Trust has a 4.97%
          interest in Siam.

     (b)  As of May 20, 1998, the
          Reporting Person's power
          to vote or dispose of the
          shares of Common Stock
          reported as being
          beneficially owned by him
          or it was as follows:

                         VOTING              DISPOSITION
COMMON STOCK           SOLE   SHARED        SOLE    SHARED

Edmund H. Shea, Jr.  365,000  24,340,910   365,000  24,340,910
JFSCI             24,340,910      -0-   24,340,910      -0-
Peter O. Shea         -0-     24,340,910    -0-     24,340,910
John F. Shea          -0-     24,340,910    -0-     24,340,910
James G. Shontere     -0-     24,340,910    -0-     24,340,910

     Of the 24,795,910 shares of
Common Stock Mr. Edmund Shea may be
deemed to beneficially own as of
May 20, 1998, Mr. Shea shares
voting and dispositive power with
respect to the 24,340,910 shares
(including 7,750,500 Warrants and
3,024,000 shares of Common Stock
issuable upon conversion of the
Series A Preferred Stock)
beneficially owned by JFSCI with
the other stockholders of JFSCI.
Mr. Shea is a director, executive
officer and stockholder of JFSCI.
For information regarding JFSCI,
see Item 2 above.

     Mr. Edmund Shea also shares
voting and dispositive power with
respect to the 90,000 shares held
by Siam with the other partners of
Siam.  Siam is a California limited
partnership with its principal
business and principal office at
655 Brea Canyon Road, Walnut,
California 91789.  Siam's principal
business consists of investment
activities.  During the last five
years, neither Siam nor any of its
partners has been convicted in a
criminal proceeding (excluding
traffic violations or similar
misdemeanors).  During the last
five years, neither Siam nor any of
its partners has been a party to a
civil proceeding of a judicial or
administrative body of competent
jurisdiction and therefore was not
and is not subject to a judgment,
decree or final order enjoining
future violations of, or
prohibiting or mandating activities
subject to, federal or state
securities laws or finding any
violation with respect to such laws
as a result of any such proceeding.

       Because voting and
investment decisions with respect
to the securities held by JFSCI may
be made by or in conjunction with
the other Reporting Persons, the
Reporting Persons may be deemed to
be members in a group, in which
case each Reporting Person would be
deemed to have beneficial ownership
of an aggregate of 24,340,910
shares of the Common Stock.  As a
shareholder, director and executive
officer of JFSCI, each of John F.
Shea, Edmund H. Shea, Jr. and Peter
O. Shea might be deemed to be the
beneficial owner of the securities
beneficially owned by JFSCI.
Although each such person is
joining in this Schedule as a
Reporting Person, the filing of
this Schedule shall not be
construed as an admission that he
or any of the other shareholders,
directors or executive officers of
JFSCI is, for any purpose, the
beneficial owner of any of the
securities that are beneficially
owned by JFSCI.

     (c)  The Reporting Persons did
          not effect any
          transactions other than
          those set forth in Items
          3 and 4 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS,
     UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO
     SECURITIES OF THE ISSUER.

      None of the Reporting
Persons is a party to any contract,
arrangement, understanding or
relationship with respect to any
securities of the Issuer, including
but not limited to the transfer or
voting of any securities of the
Issuer, finder's fees, joint
ventures, loan or option
arrangements, puts or calls,
guarantees of profits, division of
profits or loss, or the giving or
withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS
     EXHIBITS.
        The following material is
filed as an Exhibit to this
Schedule 13D:

          1.  Joint Filing
               Agreement, dated
               February 9, 1998,
               between Edmund H.
               Shea, Jr., Peter O.
               Shea, John F. Shea,
               James G. Shontere
               and J.F. Shea
               Company, Inc.

SIGNATURE

          After reasonable inquiry
and to the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.


Date: May 26, 1998.

J.F. SHEA COMPANY, INC.

By:   /S/ EDMUND H. SHEA, JR.
Name: Edmund H. Shea, Jr.
Title: Vice President


   /S/ EDMUND H. SHEA JR.
Edmund H. Shea, Jr.


   /S/ PETER O. SHEA
Peter O. Shea


   /S/ JOHN F. SHEA
John F. Shea


   /S/ JAMES G. SHONTERE
James G. Shontere